November 2009 Pricing Sheet dated November 27, 2009 relating to Preliminary Pricing Supplement No. 251 dated November 27, 2009 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
95% Principal Protected Notes due December 4, 2013 Based on the Value of the S&P 500 Index®, the
iShares® MSCI Emerging Markets Index Fund and the iShares® MSCI EAFE Index Fund
PRICING TERMS – November 27, 2009
Issuer:	Morgan Stanley
Underlying Components:	The S&P 500 Index®, the iShares® MSCI Emerging Markets Index Fund and the iShares® MSCI EAFE Index Fund
Aggregate principal amount:	$4,450,000
Stated principal amount:	$10 per note
Issue price:	$10 per note
Pricing date:	November 27, 2009
Original issue date:	December 4, 2009 (5 business days after the pricing date)
Maturity date:	December 4, 2013
Payment at maturity:
•     If the final component values of all three of the underlying components are greater than their respective initial component values:
$10 + upside payment
•     If the final component value of any one of the underlying components is less than or equal to its initial component value:
$10  x  the performance factor of the worst performing component, subject to the minimum payment at maturity.
This amount will be less than the stated principal amount of $10 unless the final component value of the worst performing component equals its initial component value.  However, under no circumstances will the payment at maturity be less than the minimum payment at maturity of $9.50 per note.

Upside payment:	$3.65 per note (36.5% of the stated principal amount)
Performance factor:	final component value / initial component value
Minimum payment at maturity:	$9.50 per note (95% of the stated principal amount per note)
Valuation date:	November 29, 2013, subject to adjustment for non-index business days, non-trading days and certain market disruption events, as determined with respect to each underlying commodity separately
Initial component values:	For the S&P 500 Index®: 1,091.49 For the iShares® MSCI Emerging Markets Index Fund: $40.17 For the iShares® MSCI EAFE Index Fund: $55.17
Final component values:
For each underlying component, (i) in the case of the S&P 500 Index®, the index closing value of such index on the valuation date and (ii) in the case of the iShares® MSCI Emerging Markets Index Fund and the iShares® MSCI EAFE Index Fund, the share closing price of one share of such exchange-traded fund times the relevant adjustment factor on the valuation date.

Worst performing component:	The underlying component with the lowest performance factor
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	617484654
ISIN:	US6174846542
Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley
Calculation agent:	MS & Co.
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Security	$10	$0.20	$9.80
Total	$4,450,000	$89,000	$4,361,000
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC, and their financial advisors will receive from the agent, Morgan Stanley & Co. Incorporated, a fixed sales commission of $0.20 for each note they sell. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the preliminary pricing supplement describing this offering.  For additional information see “Plan of Distribution” in the accompanying prospectus supplement.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  The notes are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc., and The McGraw-Hill Companies, Inc. makes no representation regarding the advisability of investing in the notes.
The notes are not sponsored, endorsed, sold or promoted by the foregoing index publishers, and the index publishers make no representation regarding the advisability of investing in the notes.
You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus.  The related prospectus supplement and prospectus can be accessed via the hyperlinks below.
Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008
THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.